SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.1)*

                          SeraCare Life Sciences, Inc.
                          ----------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         -----------------------------
                         (Title of Class of Securities)

                                   81747Q100
                                   ----------
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
                                 --------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 6, 2006
                                -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Black Horse Capital LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  673,957

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  673,957

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  673,957

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.0%

14.      TYPE OF REPORTING PERSON*
                  PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Black Horse Capital (QP) LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  196,828

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  196,828

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  196,828

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

14.      TYPE OF REPORTING PERSON*
                  PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Black Horse Capital Offshore Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  154,540

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  154,540

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  154,540

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%

14.      TYPE OF REPORTING PERSON*
                  CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Black Horse Capital Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  870,785

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  870,785

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  870,785

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.5%

14.      TYPE OF REPORTING PERSON*
                  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Black Horse Capital Advisors LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  154,540

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  154,540

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  154,540

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%

14.      TYPE OF REPORTING PERSON*
                  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dale Chappell

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,025,325

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,025,325

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,025,325

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.6%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Brian Sheehy

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  1,025,325

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,025,325

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,025,325

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.6%

14.      TYPE OF REPORTING PERSON*
                  IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, no par value, ("Common Stock") of SeraCare Life Sciences, Inc. ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of September 7, 2006 and amends and supplements the Schedule 13D filed on July 7, 2006, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

     The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

        - Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"),

        -   Black Horse Capital (QP) LP, a Delaware limited partnership
            ("QP Fund"),

        - Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"),

        - Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"),

        - Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"),

        -   Dale Chappell, a United States citizen ("Mr. Chappell") and

        -   Brian Sheehy, a United States citizen ("Mr. Sheehy").

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Domestic Fund acquired its 673,957 shares of Common Stock at an aggregate cost of $2,303,538.03. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Domestic Fund.

     The QP Fund acquired its 196,828 shares of Common Stock at an aggregate cost of $673,088.28. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the QP Fund.

     The Offshore Fund acquired its 154,540 shares of Common Stock at an aggregate cost of $528,736.75. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Offshore Fund.

ITEM 4.  Purpose of Transaction.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes, with no purpose of changing or influencing control of the Company and not in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     On March 22, 2006, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of California (the "Bankruptcy Court"). The Company is currently operating its business as a debtor-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 case of the Company (the "Chapter 11 Case") is being administered as Case No. 06-00510-LA11.

     One or more of the Reporting Persons joined an Ad Hoc Committee of Equityholders (the "Ad Hoc Committee") of the Company. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

     The Reporting Persons have been closely monitoring the Chapter 11 Case. On June 26, 2006, the Ad Hoc Committee filed a motion (the "Motion") with the Bankruptcy Court for an order granting relief from the automatic stay to the Ad Hoc Committee, in order to allow the members of the Ad Hoc Committee to file a summary application with the California Superior Court to compel the Company to hold promptly its annual meeting of shareholders for the purpose, among other potential business, of electing directors. The Motion requested, in the alternative, that the Bankruptcy Court issue an order to terminate the Company's period of exclusivity to allow the Ad Hoc Committee or any other interested party to file a plan of reorganization and to solicit votes for such a plan. The Motion to terminate the Issuer's period of exclusivity was granted by the Bankruptcy Court. The Reporting Persons plan to continue to work towards a consensual plan with the Issuer but may propose a separate plan with the Ad Hoc Committee which may or may not have a financing component.

     The Reporting Persons have been, and reserve the right further to be in contact with, members of the Company's management, members of the Company's Board of Directors, other significant shareholders and others regarding alternatives that the Company could employ to protect and maximize shareholder value and, in particular, regarding the direction and outcome of the Chapter 11 Case. It is the present intention of the Reporting Persons to continue discussions with the Company and to seek an agreement with the Company regarding a mutually acceptable plan of reorganization (subject to approval of the Bankruptcy Court and other required approvals, if any), which agreement or plan may contemplate, among other things, the provision of equity or debt financing by the Reporting Persons (as well as by other members of the Ad Hoc Committee, potentially) and changes in the size and/or composition of the Company's Board of Directors. There can be no assurance that such an agreement with the Company will be reached or that it will contain any or all of the terms contemplated above, and nothing in this filing is intended or should be construed to describe any intention, plan or proposal of or by the Company, its management or its Board of Directors. The Reporting Persons reserve the right to pursue alternative courses of action, including in the event that such an agreement with the Company is not reached or the Reporting Persons determine at any time to abandon the seeking of such an agreement.

     Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

ITEM 5.  Interest in Securities of the Issuer.

(a)     The Reporting Persons beneficially own:

        (i) The Domestic Fund beneficially owns 673,957 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock.

       (ii) The QP Fund beneficially owns 196,828 shares of Common Stock representing 1.5% of all of the outstanding shares of Common Stock

      (iii) The Offshore Fund beneficially owns 154,540 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock.

       (iv) BH Management, as the managing general partner of each of the Domestic Fund and QP Fund, may be deemed to beneficially own the 870,785 shares of Common Stock held by them, representing 6.5% of all of the outstanding shares of Common Stock.

        (v) BH Advisor, as the investment manager of the Offshore Fund, may be deemed to beneficially own the 154,540 shares of Common Stock held by it, representing 1.1% of all of the outstanding shares of Common Stock.

       (vi) Messrs. Chappell and Sheehy may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by BH Management and BH Advisors.

      (vii) Collectively, the Reporting Persons beneficially own 1,025,325 shares of Common Stock representing 7.6% of all of the outstanding shares of Common Stock.

(b) Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 673,957 shares of Common Stock beneficially owned by the Domestic Fund.

     QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 196,828 shares of Common Stock beneficially owned by the QP Fund.

     Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 154,540 shares of Common Stock beneficially owned by the Offshore Fund.

     Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 673,957 shares of Common Stock beneficially owned by the Domestic Fund.

     QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 196,828 shares of Common Stock beneficially owned by the QP Fund.

     Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 154,540 shares of Common Stock beneficially owned by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date              Security      Bought (Sold)    commissions)
22-Aug-06         Common           3,250            $5.00
23-Aug-06         Common             521            $5.00
30-Aug-06         Common             131            $5.25
06-Sep-06         Common          12,349            $5.25
07-Sep-06         Common           6,499            $5.25

The  following  transactions  were effected by the QP Fund during the past sixty
(60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date              Security      Bought (Sold)    commissions)
22-Aug-06         Common             971            $5.00
23-Aug-06         Common             155            $5.00
30-Aug-06         Common              38            $5.25
06-Sep-06         Common           3,691            $5.25
07-Sep-06         Common           1,943            $5.25

The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date              Security      Bought (Sold)    commissions)
22-Aug-06         Common             779            $5.00
23-Aug-06         Common             124            $5.00
30-Aug-06         Common              31            $5.25
06-Sep-06         Common           2,960            $5.25
07-Sep-06         Common           1,558            $5.25


The above transactions were effected on the open market.

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  September 12, 2006

        BLACK HORSE CAPITAL LP
        By: Black Horse Capital Management LLC
                As General Partner


            By: /s/Dale Chappell
                __________________________________
                  Dale Chappell, Managing Member


        BLACK HORSE CAPITAL (QP) LP
        By: Black Horse Capital Management LLC
                As General Partner


            By: /s/Dale Chappell
                __________________________________
                  Dale Chappell, Managing Member

        Black Horse Capital Offshore Ltd.


        By: /s/Dale Chappell
            __________________________________
               Dale Chappell, Director


        BLACK HORSE CAPITAL MANAGEMENT LLC


        By: /s/Dale Chappell
            __________________________________
              Dale Chappell, Managing Member


        BLACK HORSE CAPITAL ADVISORS LLC


        By: /s/Dale Chappell
            __________________________________
              Dale Chappell, Managing Member


        /s/Dale Chappell
        __________________________________
                Dale Chappell



        /s/Brian Sheehy
        __________________________________
                 Brian Sheehy